Filed by Catalytica Energy Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
CommissionFileNo. 000-31953
Subject Company: Catalytica Energy Systems, Inc
September 2007 R e n e g y Enlightened Generation The Future in Renewable and Clean Energy

Safe Harbor Statement This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "should," "will," and similar words. These statements include, but are not limited to, predictions regarding the prospects and timing associated with consummation of the proposed merger as well as completion of construction and commissioning of the SWMP biomass power plant and its ability to begin producing electrical power in the first half of 2008; the financial effects of the merger, including accretion to earnings and cash flows and the combined company's financial stability; the ability of the combined company to execute future power projects; market opportunity and demand for renewable energy and fuel sources for the biomass plant; successful integration of the combined businesses; management of the SCR-Tech business; prospects for future projects and revenue growth; regeneration capabilities; performance expectations for our products & services; growth prospects; and strategic initiatives relating to our business. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to, the risks set forth in "Risk Factors" in our most recently filed Form 10-KSB and subsequent Forms 10-QSB and the Registration Statement on Form S-4 relating to the Transaction, filed with the Securities and Exchange Commission, which we encourage you to consult.

Investor Opportunity Investor Opportunity Investor Opportunity Renewable Energy Market to Exceed $225 Billion Worldwide by 2016 Clean Coal Market Estimated at $6 Billion annually Catalyst Regeneration Market to Reach $150 Million by 2011 A green energy company with substantial market opportunities and significant near-term growth potential + R e n e g y R e n e g y

Business Overview Renegy will be a green energy company focused on developing and operating a growing portfolio of biomass energy assets in North America and providing emissions compliance solutions for the coal-fired power industry. Green Biomass Energy Independent Power Producer (IPP) Division We seek to become the leading biomass energy provider in North America through the acquisition, creation and operation of multiple biomass energy facilities within the next 5 years. Clean Coal Technologies Division (SCR-Tech) This division provides cost-effective emissions solutions for the coal-fired power industry. We serve electric utilities and independent power producers in the United States that use SCR systems to reduce NOx emissions. Our services include SCR catalyst management, cleaning and regeneration, as well as consulting services to help power plant operators optimize efficiency and reduce overall NOx compliance costs. - Green and Clean Energy Production - V I S I O N

Renegy

Proven Leadership

Robert M. Worsley - Founder, President & CEO of NZ Legacy, LLC, an Arizona land, mineral and energy development company. Upon completion of the merger, he will be Chairman & CEO of Renegy.

→**Long-term Commitment to Renegy to Build Vision**
→**Proven Experience Pioneering and Building Growth Companies**

- Prior to founding NZ Legacy in March 2002, Mr. Worsley was the Chairman, President & CEO of SkyMall, Inc. (SkyMall founder in 1989) until his retirement in 2003.
- Mr. Worsley was successful in leading SkyMall through an IPO in 1996 and growing the business to become the largest in-flight catalog company in the world. Market cap reached $400 MM by end of 1998.
- Successful venture in uranium – Helped orchestrate 2 mergers leading up to Uranium One (UUU.TO) becoming a $6 B market cap company.
- Other successful ventures in real estate, oil/gas, and ranching.

5 Enlightened Generation

Bob Worsley Chairman & CEO (NZ Legacy) Scott Higginson SVP Business Development & Public Affairs (NZ Legacy) Bill McMahon President, SCR-Tech (CESI) Rob Zack EVP & Chief Financial Officer (CESI) Merritt Brown Plant & Project Manager (NZ Legacy) Kevin Lane VP Finance & Controller (CESI) Mike Mattes VP Sales & Marketing, SCR-Tech (CESI) Megan Meloni Director, IR & Marketing Communications (CESI) Rich Weinroth Secretary & Corporate Counsel (CESI) Post-Transaction Management Team

Bob Worsley Chairman & CEO Ricardo Levy Director (Current CESI Chairman) Richard Abdoo Director (CESI Vice Chairman) William Ellis Director (CESI Director) Susan Tierney Director (CESI Director) TBD Director1 TBD Director2 Special Committee formed with three independent and former CESI directors Howard Hoffen, Chairman & CEO of Metalmark Capital LLC (CESI Director), will serve as a Special Advisor to the Board and CEO of Renegy Post-Transaction Board of Directors 1To be appointed by Bob Worsley; Expected to come from the renewable energy industry. 2 To be appointed by Renegy Special Committee.

Transaction Rationale Following restructuring, CESI actively sought opportunities to grow the business and increase shareholder value Alternatives considered: Organic growth through SCR-Tech Revenue has been intermittent - market shifted to the right Significant public company costs Growth strategy requires significant near-term capital investment Clean coal strategy - SCR-Tech plus M&A in clean coal Market (and sell) CESI or SCR-Tech / Liquidation No substantive transactions identified Liquidation costs and loss of going concern value impact potential Mergers / acquisitions in clean energy space (including Renegy transaction) Renegy transaction offered significant upside potential for stockholders relative to other alternatives "Go shop" ensured merger valuation was fair and represented the best opportunity for stockholders CESI Board strongly believes the Renegy transaction maximizes value for our stockholders and has unanimously recommended a vote "FOR" the merger

Transaction Structure Combine Catalytica Energy Systems (CESI) with NZ Legacy's renewable LLCs Renegy Holdings, Inc. (NASDAQ: RNGY) to be new holding company CESI stockholders receive 1/7th of a share of Renegy stock for every 1 share of CESI stock Renegy issues 3,774,048 common shares to Bob Worsley (58.5%) in exchange for: Snowflake White Mountain Power (SWMP), LLC (24 MW biomass project) Renegy, LLC (logging company) Renegy Trucking, LLC (trucking company) Numerous projects in the pipeline SWMP will retain debt of approximately $53 million, offset by: $3 M of restricted cash; $6 M inventory Renegy issues a warrant for 2,473,023 common shares to Bob Worsley at $16.38 / share First 1/3 vest upon commissioning of SWMP biomass plant by July 1, 2008 Remaining 2/3 vest upon the commissioning / acquisition of additional renewable energy facilities Merger subject to approval by CESI stockholders and customary closing conditions

Summary of Fair Market Values of Renegy NZ Legacy Entities ($ in millions) Discounted Cash Flow Method: 20 year Projections 5 year Projections Capitalized x12 EBITDA 3 1 8.0% $52.6 $42.8 WACC 9.0% $36.9 3 $38.4 EBITDA Multiplier Method based on 2009 Projected EBITDA:4 Multiple: x12 2 $45.9 Based on Management Assumptions: Note 1: Equity discount rate used to get corresponding WACC: 14.5% (8.0%); 17.5% (9.0%) – equity rates developed using Ibbotson build-up. Terminal value in 2027 at the WACC rate. Model assumes debt to equity of 65%/35% through projected period. Note 2: EBITDA multiples determined by analyzing comparable public companies; AVR, CVA, ORA, VSE (mean = 12.92) Note 3: Represents range of expected value ($36.9 - $52.6 million) – note above excludes NZ Legacy working capital. Note 4: Valuation net of debt 10 Enlightened Generation

11 Post Merger Valuation Analyses for CESI Stockholders *** Based solely on the Fair Market Value of the NZ Legacy Entities, the transaction is accretive to CESI Stockholders and excludes the value associated with our new vision. *** (September 13, 2007)

12 100% of CESI or 41.5% of Renegy $19.3 million (Market cap of CESI at 9/12/07) CESI Stockholders: $26.6 million (41.5%) NZ Legacy Owner: $37.5 million (58.5%) Total Value: $64.1 million * 100% CESI 41.5% CESI Stockholders 58.5% NZ Legacy Owner Pre-Merger Post Merger * Value based on post merger pro rata share using mid-range valuation - $1.43.

Comparable Company Valuations Comparable Company Valuations * Pre-merger value * The median book value multiple of comparable companies to Renegy in the clean and renewable energy space is 4 x that of CESI at $1 / share.

Stockholder Benefits of Combination SWMP plant provides strong foothold in growing renewable energy market, estimated to exceed $225 billion worldwide by 2016 Recurring revenue stream, cash flow, and profitability through long-term Power Purchase Agreements (PPAs) beginning in 1H 2008 Stable, predictable cash flows and profitability from power business combined with upside option of clean coal business Strong growth opportunity through development / acquisition of additional plants, targeting a portfolio of renewable energy facilities totaling > 500 MW within a five-year period Enables greater financial stability and long-term sustainability, while maintaining a position to capitalize on the rapidly developing SCR catalyst services market in the coal-fired power generation industry Significantly larger revenue and asset base to realize cost efficiencies and enhance earnings power Significantly strengthens management team by adding an experienced CEO, Bob Worsley, while retaining the current CEO/CFO as CFO. Substantially increases prospects for stockholder liquidity Diversification lowers risk profile while generating increasingly significant returns Strong Cash Flow and Profitability ? Significant Growth Potential

Renegy Holdings (RNGY) Renegy Holdings (RNGY) Renegy Holdings (RNGY) T H E F U T U R E O F C L E A N E N E R G Y Clean Coal Technologies Green Biomass Energy IPP Energy IPP Energy IPP Clean Green +

Green Biomass Energy IPP What is Biomass? What is Biomass? What is Biomass? Biomass energy (not biofuels) is stored energy from the sun in organic plant material Agricultural waste Forestry waste Urban wood waste Biomass plants harness the energy from waste to produce clean, renewable power Proven technology More than 20 years operating experience Benefits Diverts waste from over-burdened landfills Renewable, low cost fuel source Reliable, base-load power source Reduces fossil fuel dependence Promotes energy independence Negative GHG emissions Displace methane Carbon neutral On average, biomass plants yield 1 ton of net negative GHG emissions per MWh of electricity generation. Additionally, this excludes the GHG reductions achieved by biomass versus fossil fuel combustion.

Green Renewable Energy IPP Compelling Opportunity Why Biomass First? Biomass technology is commercially proven Roll-up strategy offers significant near-term growth potential Biomass industry is highly fragmented with no leading player Biomass generation is three times larger than solar and geothermal combined today in North America and the same size as wind Biomass energy offers reliable, baseload power Solar and wind power intermittent Utilities are willing to sign PPA's at premiums to normal power contracts to get biomass power Biomass energy is eco-friendly Biomass fuel is renewable and sustainable Fuel sourcing requirements provide significant barrier to entry Fuel experts First mover advantage

*Three states, Missouri, Virginia and Vermont, have set voluntary goals for adopting renewable energy instead of portfolio standards with binding targets. Source: U.S. Dept. of Energy Four more states have adopted Renewable Portfolio Standards (RPS) just in 2007! RPS states represent more than 65% of U.S. population and growing. Green Biomass Energy IPP RPS Drives Opportunity 25 States and DC with RPS* 25 States and DC with RPS* Market-driven policy In place in 25 states plus DC* Requires utilities to purchase up to 25% of their electricity from renewable sources within the next 2-18 years Goal: Increased energy sustainability Percentage of renewable power required for purchase increases over time Penalties enforced for non-compliance Federal RPS passed by House of Representatives in Aug '07 - 15% by 2020

100 GW 100 GW 248 GW Green Biomass Energy IPP Significant Market Potential Up to 635 GW of new renewable power capacity could be available in the U.S. by 2025. 100 GW to be powered from Biomass Source: ACORE March 2007 - Outlook on Renewable Energy in America (www.acore.org) Current Renewable Capacity - 99 GW Current Renewable Capacity - 99 GW Gigawatts (GW) U.S. Renewable Generating Capacity Industry Structure Power Structure Technology Risk Steady Baseload Intermittent Intermittent Low High Low Few players No Leader Highly fragmented Many technologies Significant competition Very large players WIND SOLAR BIOMASS U.S. Biomass Market Projected to Reach $70 B by 2025 Cost (kWh) $0.05 - $0.08 $0.09 - $0.12 CSP $0.20+ PV $0.04 - $0.06

Green Biomass Energy IPP What Sets Us Apart Critical core competencies Fuel Biomass fuel sourcing expertise - proactive fuel strategy Infrastructure in place to harvest / haul / grind fuel - can be replicated for future facilities Green waste contracts secured Significant forestry knowledge Relationships Strong relationship with U.S. Forest Service / stewardship contracts and large private timberlands Established relationships with utility companies for future PPAs Plant construction expertise We will secure our leading market position and maintain long-term success through: Core competency add-ons: Additional engineering, construction and plant operation expertise Agricultural and urban waste Transportation expertise with trucks, rail, barges Incorporating a technology advantage to enhance value Become expert Biomass to Energy technicians Grow our own crops (closed loop biomass creates PTC advantage) Convert slash to oil to reduce fuel transportation costs Anaerobic technologies Gasification

Located at paper mill operated by Abitibi (Global leader in newsprint & commercial printing papers) PPAs secured with APS & SRP - entire power output pre-sold for 20 years Transmission lines at facility Fuel sources 50% from paper mill sludge (Abitibi) 50% woody waste material from Federal lands and waste generated by Renegy's and other sawmills Financing secured (non-recourse debt) $40 MM tax-free IDBs $13 MM term loan Operating agreement and lease secured - 25 years + 25 year option Operational first half of 2008 Provides strong industry foothold and foundation for growth Green Biomass Energy IPP 24 MW Biomass Plant 24 MW Biomass Plant 24 MW Biomass Plant SWMP Plant Under Construction Snowflake, AZ Snowflake, AZ Snowflake, AZ

Green Biomass Energy IPP Growth Strategy Near-term focus biomass (3 - 5 years) Future projects will be opportunistic and will seek to: Focus on centralized, utility-scale electricity generation Utilize technology proven in commercial-scale operation Secure pre-sold power contracts through secured, long-term PPAs Be debt financed with non-recourse project financing (to the extent feasible and reasonable) Be close to transmission / distribution lines Have long-term fuel sources secured Attractive financing terms with projects accretive to shareholder value Future biomass energy facilities will be added to our portfolio in the following order of priority: Acquire / consolidate existing and operating biomass facilities and / or biomass energy IPPs Acquire idle biomass facilities at a discount (refurbish, resolve fuel issues and restart) Greenfield projects across North America PROJECT CRITERIA IMPLEMENTATION STRATEGY Executing a Rapid Growth Strategy to Become The Leading Biomass IPP in North America STRONG PIPELINE 1 GW of Biomass Opportunities Identified to Date

Green Biomass Energy IPP Financial Potential of Pipeline 1,000 MW 24 MW East 1000 24 The SWMP 24 MW Biomass plant will generate $16 M of revenues and $8 M of EBITDA annually once fully operational (targeted for 1H 2008) This plant is only a small piece of the pie relative to the market potential we have already identified, totaling in excess of 1 GW 1 GW represents over $700 M in revenues and over $300 M in EBITDA annually SWMP - 24 MW Identified Opportunities - 1,000 MW SWMP is only the beginning of a much larger vision!

Renegy Holdings (RNGY) Renegy Holdings (RNGY) Renegy Holdings (RNGY) T H E F U T U R E O F C L E A N E N E R G Y Clean Coal Technologies Green Biomass Energy IPP Energy IPP Energy IPP Clean Green +

Clean Coal Technologies Opportunity Coal-fired plants represent half of the nation's current power generating capacity More than 300 GW currently installed in the U.S. 174 GW projected to be added in the U.S. over the next 25 years Increasingly stringent air quality regulations are driving demand for clean coal technologies The U.S. market for clean coal technologies is estimated at more than $6.0 billion annually

Clean Coal Technologies SCR-Tech Headquarters, plant & warehousing facilities - Charlotte, NC Leader in cleaning, rejuvenation and regeneration of SCR catalyst Catalyst management & consulting services Optimize SCR system operation Achieve NOx compliance at lower costs Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004 Acquired in February 2004

Clean Coal Technologies Business Overview Targeting a rapidly developing SCR catalyst services market in the coal-fired power generation industry Well positioned to capitalize on near-term revenue opportunities in an emerging marketplace Growing customer base includes some of the largest electric utilities and IPPs in the U.S. Proven technology with significant cost / performance advantages First mover advantage in SCR catalyst regeneration Strong IP protection in NAFTA - 4 U.S. Patents and 4 pending applications Catalyst regeneration market to more fully develop in 2008 / 2009 with the potential to reach $150 MM by 2011 2007 revenues projected to range from $5.0 - $6.0 MM More meaningful revenue growth anticipated in 2008 and beyond

Clean Coal Technologies Large and Growing U.S. Market 2007 2011 Catalyst Regeneration 27 147 Total Addressable Market for Catalyst Regeneration ($ in millions)* EPA Clean Air Interstate Rule signed in March 2005 Requires a 60% reduction in NOx from 2003 levels by 2015 - will be phased in beginning in 2009 Year-round SCR operation required beginning in 2009 to meet stringent new requirements Increases frequency of catalyst replacement / regeneration needs Year-round operation alone increases total addressable market by more than 140% Coal-fired power plants in the Eastern U.S. are the primary target for emissions controls Approx. 80,000 MW of new SCR installations expected to be added by 2011 Lower cost regeneration alternative poised to capture a large portion of the replacement market *Company estimates

Clean Coal Technologies Growth Strategy Enhance our production capabilities and increase throughput capacity Expand our production facilities consistent with sales volume Expand sales force and develop new sales channels Increase penetration of large, coal-fired utility market Increase awareness / gain industry confidence in regeneration Further develop and maintain strong customer relationships Maintain commitment to superior quality and service Expand our value-added service offerings and technical capabilities Increase focus on strategic sales (long-term management contracts) Strengthen and rigorously protect our IP portfolio Explore opportunities to further expand market presence, through strategic partnerships, global expansion or synergistic M&A activities

Transaction Highlights Transaction is expected to be accretive to CESI shareholders by 2008 Yields stronger commercial revenues streams and significantly improved cash flows Stable, predictable cash flows and profitability from power business combined with upside option of clean coal business Accelerates corporate growth and diversifies business risk Broadens our clean energy vision to include green, renewable energy projects Greater long-term growth prospects through access to substantially larger markets Provides the critical mass necessary to support public company costs Adds senior management experience and talent to existing team Enables greater financial stability and long-term sustainability Provides platform for increased shareholder value and liquidity Combination Results in a Broader, Stronger Cash Generating Business with Significant Growth Potential

Contact Information Rob Zack President, CEO & CFO Catalytica Energy Systems, Inc. Tel. (480) 556-5555, ext. 101 rzack@catalyticaenergy.com Megan Meloni Director, Investor Relations & Marketing Communications Catalytica Energy Systems, Inc. (650) 631-2847 mmeloni@catalyticaenergy.com Find more information at www.CatalyticaEnergy.com

Renegy Risk Factors Risks with respect to the combination of Catalytica Energy Systems and NZ Legacy's renewable energy divisions, as well as any future strategic transactions, include the risk that we will not be able to close the transaction, delays in the completion and commissioning of the SWMP plant; diversion of management's attention away from other business concerns; the assumption of any undisclosed or other liabilities in connection with the transaction; the risks associated with the development, generally, of the combined company's overall strategic objectives; the ability of the combined company to build additional value in its business; the existence of unanticipated technical, commercial or other setbacks related to the combined company's products and services, including construction delays and the ability of the combined company to secure adequate fuel for the biomass plant; changes in the environmental requirements relating to certain emissions; achievability of management assumptions relating to cost of capital and debt to equity ratios; and the other risks set forth in the Company's most recent Form 10-KSB and subsequent Forms 10-QSB filed with the Securities and Exchange Commission. Further, we expect to incur substantial transaction and merger related costs associated with completing the merger and combining the operations of the two companies. Expected benefits of the merger may not be achieved in the near term, or at all. The combined company will have a significant amount of debt as a result of the merger. This debt will require us to use cash flow to repay indebtedness, may have a material adverse effect on our financial health, and may limit our future operations and ability to borrow additional funds, including funds for new projects. In addition, Bob Worsley will own a controlling interest in the Company and be able to exert significant influence over the business of the Company. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this presentation. 32 Enlightened Generation

Important Information and Where to Find it Renegy Holdings, Inc. has filed materials relating to the proposed merger with the SEC, including a registration statement containing a proxy statement / prospectus. Investors and security holders of Catalytica Energy Systems are urged to read the definitive proxy statement / prospectus filed on August 31, 2007 and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Catalytica Energy Systems, NZ Legacy's renewable energy divisions, and the merger. A definitive proxy statement / prospectus will be sent to security holders of Catalytica Energy Systems seeking their approval of the issuance of shares of common stock and warrants as part of the merger. Investors and security holders may obtain these documents free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Renegy Holdings, Inc. may be obtained free of charge from Catalytica Energy Systems' website at www.CatalyticaEnergy.com or by calling its investor relations department at (650) 631-2847. Investors and security holders are urged to read the proxy statement / prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger. Catalytica Energy Systems and its respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the proxy statement / prospectus.